Exhibit 99-1

Angeion Corporation
350 Oak Grove Parkway
St. Paul, MN 55127 USA
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contacts:	Rodney A. Young, President and Chief Executive Officer, (651) 484-4874
Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Regains Compliance with NASDAQ Listing Standards

SAINT PAUL, Minn. (September 7, 2005) — Angeion Corporation (NASDAQ SC: ANGN) announced today that in a letter dated September 2, 2005, the NASDAQ Listing Qualifications Department staff advised that Angeion has now met the revised NASDAQ listing requirements and that a NASDAQ Stock Market de-listing hearing would not be necessary.

NASDAQ staff had previously advised Angeion that it was not in compliance with the independent director requirements of NASDAQ that call for at least three independent directors.  NASDAQ previously determined that Angeion’s Board of Directors consisted of four individuals, only two of whom were independent, thus falling outside this NASDAQ requirement.  Immediately after receiving the NASDAQ de-listing letter, Angeion notified NASDAQ that it had already initiated efforts to add an additional independent director to its Board of Directors, and that the Company would accelerate those efforts.

On August 30, 2005, K. James Ehlen, M.D. joined Angeion’s Board of Directors.  The Company subsequently notified NASDAQ of the addition of a qualified, independent director to its Board of Directors, prompting NASDAQ to remove Angeion from the formal hearing process.

Rodney A. Young, President and Chief Executive Officer of the Company, commented, “We are pleased to have been promptly notified by NASDAQ that we are now in compliance with this revised NASDAQ requirement.  Through accelerating our board nomination process, Angeion Corporation now has additional experience and expertise within our Board of Directors.”

Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999.  Medical Graphics develops, manufactures, and markets non-invasive cardiorespiratory diagnostic systems for the management and improvement of cardiorespiratory health.  The Company has also introduced a line of health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies.  These products, marketed under the New Leaf health and fitness brand (www.newleaf-online.com), help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

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The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully introduce its New Leaf health and fitness products, (iii) the Company’s ability to achieve and maintain a level of revenue that enables it to attain profitability, (iv) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics’ products and claims associated with its prior cardiac stimulation products, v) the Company’s ability to successfully conclude its litigation against Medmarc Casualty Insurance Company concerning the Company’s product liability insurance coverage; (vi) the Company’s ability to protect its intellectual property, and (vii) the Company’s dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2004, and subsequently filed reports.

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